UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Independence Holding Company

(Name of Subject Company (issuer)

Independence Holding Company (Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

453440 30 7

(CUSIP Number of Class of Securities)

David T. Kettig

Independence Holding Company

96 Cummings Point Road,

Stamford, Connecticut 06902

(203) 358-8000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] Third-party tender offer subject to Rule 14d-1.

[X] Issuer Tender Offer Subject to Rule 13e-4.

[ ] Going-private transaction subject to Rule 13e-3.

[ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

Item 12. Exhibits.

    Press Release issued by Independence Holding Company on July 16, 2001.

Exhibit Index

Exhibit Number
    Press Release issued by Independence Holding Company on July 16, 2001.

Exhibit 1

Filed by Independence Holding Company

Pursuant to Section 14(d)/13(e) of the Securities Exchange Act of 1934

Filer: Independence Holding Company

Subject Company: Independence Holding Company

INDEPENDENCE HOLDING COMPANY                  CONTACT: TERESA A. HERBERT

96 CUMMINGS POINT ROAD                                                                            (203) 358-8000

STAMFORD, CONNECTICUT 06902                            www.Independenceholding.com

NASDAQ - INHO

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES

SELF-TENDER OFFER

Stamford, Connecticut, July 16, 2001. Independence Holding Company ("IHC") (NASDAQ: INHO) today announced that its Board of Directors has approved a "Modified Dutch Auction" tender offer to purchase shares of its Common Stock. The offer is expected to be made for 100,000 shares, but may be increased by up to an additional 100,000 shares.

The offer is expected to commence as soon as practicable. Shareholders will be invited to sell their shares to the Company at prices determined by the tendering shareholders within a range to be specified in the proposed offer. The range is currently anticipated to be not in excess of $16.75 nor less than $15.00 per share, and the offer will allow for tenders in $.25 increments within the range. The definitive range will be announced at the time the offer is commenced and will be determined based upon market conditions at the time. If the offer is over-subscribed, the Company will first accept shares tendered by shareholders owning less than 100 shares. The remaining shares tendered will be accepted on a pro rata basis.

Neither Geneve Corporation nor any of the officers or directors of IHC (who hold in the aggregate 61% of the outstanding shares) intends to tender their shares. Neither IHC nor its Board of Directors intends to make any recommendation to shareholders as to whether to tender their shares.

Roy Thung, Chief Executive Officer of IHC, stated "We believe that there may not be sufficient volume to permit shareholders to sell readily their holdings. The Board of Directors has determined that a "Modified Dutch Auction" tender offer, which effectively allows shareholders to set the offer price, will improve liquidity. We will continue to explore from time to time additional means for further enhancing the liquidity of our shares."

THIS PRESS RELEASE IS FOR INFORMATION PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF IHC COMMON STOCK. COMMENCEMENT OF THE PROPOSED TENDER OFFER IS SUBJECT TO, AMONG OTHER THINGS, COMPLETION OF ALL REGULATORY FILINGS. ANY SOLICITATION OF OFFERS TO BUY IHC COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS TO BE SENT BY IHC TO ITS SHAREHOLDERS UPON COMMENCEMENT OF THE PROPOSED OFFER. SHAREHOLDERS SHOULD CAREFULLY READ THOSE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS OF THE OFFER. SHAREHOLDERS WILL BE ABLE TO OBTAIN COPIES OF THE OFFER TO PURCHASE, RELATED MATERIALS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION'S WEB SITE AT www.sec.gov WITHOUT CHARGE WHEN THESE DOCUMENTS BECOME AVAILABLE. SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN COPIES OF THE OFFER TO PURCHASE AND RELATED MATERIALS, WITHOUT CHARGE, WHEN AVAILABLE, BY ORAL OR WRITTEN REQUEST TO IHC, ATTENTION: INVESTOR RELATIONS, 96 CUMMINGS POINT ROAD, STAMFORD, CONNECTICUT 06902 OR BY CALLING (203) 358-8000.

Some of the statements included herein may be considered to be forward looking statements which are subject to certain risk and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with Securities and Exchange Commission.